BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A   - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUNER, CHRISTIAN ADAM	I	BOARD MEMBER	01/2023	NA	Y	N	5661505
CLACK, AMY	I	BOARD MEMBER	01/2025	NA	Y	N	4882071
COTTER, RICHARD JOSEPH JR	I	PRINCIPAL FINANCIAL OFFICER	04/2009	NA	Y	N	1611037
GALINDO, JORGE ALBERTO JR	I	PRINCIPAL OPERATIONS OFFICER	09/2018	NA	Y	N	2501261
HUESTIS, TIMOTHY DANIEL	I	EXECUTIVE REPRESENTATIVE	08/2023	NA	Y	N	4931620
MCKEON, ALFRED PETER	I	PRESIDENT	09/2004	NA	Y	N	166355

SERRAO, ASHLEY NEIL	I	BOARD MEMBER	01/2023	NA	Y	N	5360541
SULLIVAN, MICHAEL FRANCIS	I	CHIEF COMPLIANCE OFFICER	10/2018	NA	Y	N	3254037
TRADEWEB IDB MARKETS, INC.	DE	OWNER	10/2008	E	Y	N	26-3349289
WOOD, ELISABETH KIRBY	I	BOARD MEMBER	01/2023	NA	Y	N	4929181